NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2016
		For the Years Ended December 31,
(Thousands of Dollars)		2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$239,857	$344,542	$303,088	$268,546	$190,242	$252,494
Income tax expense	154,493	228,044	201,981	172,866	123,966	165,686
Equity in earnings of equity investees	(190)	(343)	(408)	(550)	(412)	(501)
Dividends received from equity investees	20	—	—	344	286	676
Fixed charges, as below	68,032	80,536	82,503	73,115	72,364	76,219
Less: Interest capitalized (including AFUDC)	(3,419)	(1,980)	(2,027)	(511)	(259)	(185)
Total earnings, as defined	$458,793	$650,799	$585,137	$513,810	$386,187	$494,389

Fixed charges, as defined:
Interest Expense	$62,206	$75,347	$77,878	$70,383	$70,054	$69,427
Rental interest factor	2,407	3,209	2,598	2,221	2,051	6,607
Interest capitalized (including AFUDC)	3,419	1,980	2,027	511	259	185
Total fixed charges, as defined	$68,032	$80,536	$82,503	$73,115	$72,364	$76,219

Ratio of Earnings to Fixed Charges	6.74	8.08	7.09	7.03	5.34	6.49